FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

             For the Period September 1, 2004 to November 30, 2004


                          GRANITE MORTGAGES 04-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-2 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date: January  18, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan David Rigby
                                         --------------------------------------
                                     Name:  Jonathan David Rigby
                                     Title: Director


Date: January  18, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Daniel Le Blancq
                                         --------------------------------------
                                     Name:  Daniel Le Blancq
                                     Title: Director


Date: January  18, 2005

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 04-2 PLC
--------------------------
Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited Period 1 September 2004 - 30 November, 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------
Number of Mortgage Loans in Pool                      253,558

Current Balance - Trust Mortgage Assets         (GBP)21,530,432,938

Current Balance - Trust Cash and other Assets   (GBP)1,605,080,007

Last Months Closing Trust Assets                (GBP)23,138,509,036

Funding share                                   (GBP)20,700,558,170

Funding Share Percentage                               89.48%

Seller Share*                                   (GBP)2,434,954,775

Seller Share Percentage                                10.52%

Minimum Seller Share (Amount)*                  (GBP)1,256,329,542

Minimum Seller Share (% of Total)                       5.43%

Excess Spread last quarter annualised                   0.29%
(% of Total)
--------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                  Number      Principal (GBP)    Arrears (GBP) By Principal (%)

< 1 Month        249,257        21,169,688,391        0             98.32%

> = 1 <3 Months   3,540          300,903,519       2,455,201         1.40%

> = 3 <6 Months    613            49,053,629       1,011,530         0.23%

> = 6 <9 Months    105             7,559,704        300,233          0.04%

> = 9 <12 Months   41              2,975,713        149,872          0.01%

> = 12 Months       2               251,982         15,795           0.00%

Total            253,558        21,530,432,938     3,932,631       100.00%
-------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                           Number          Principal (GBP)        Arrears (GBP)

Total (since inception)      247              15,007,841             750,466
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                                91

Number Brought Forward                                                  74

Repossessed (Current Month)                                             17

Sold (since inception)                                                 156

Sold (current month)                                                     5

Sale Price/Last Loan Valuation                                        1.06

Average Time from Possession to Sale (days)                            131

Average Arrears at Sale                                         (GBP)2,609

Average Principal Loss (Since inception)*                         (GBP)133

Average Principal Loss (current month)**                            (GBP)0

MIG Claims Submitted                                                     6

MIG Claims Outstanding                                                   0

Average Time from Claim to Payment                                      41
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                                Number        Principal (GBP)

Substituted this period                         12,150        (GBP)999,996,459

Substituted to date (since 26 March 2001)      490,205     (GBP)40,832,599,593
-------------------------------------------------------------------------------

CPR Analysis

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                                                Monthly          Annualised

Current Month CPR Rate                           6.95%             57.89%

Previous Month CPR Rate                          4.55%             42.82%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                        25.66

Weighted Average Remaining Term (by value) Years                    19.82

Average Loan Size                                              (GBP)84,913

Weighted Average LTV (by value)                                     73.98%

Weighted Average Indexed LTV (by value)                             60.50%

Non Verified (by value)                                             35.61%
-------------------------------------------------------------------------------


Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                             46.13%

Together (by balance)                                               24.24%

Capped (by balance)                                                  0.95%

Variable (by balance)                                               25.46%

Tracker (by balance)                                                 3.22%

Total                                                              100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number        % of Total      Value (GBP)         % of Total

East Anglia        5,139           2.03%         437,067,789           2.03%

East Midlands     18,093           7.14%       1,375,794,665           6.39%

Greater London    30,782          12.14%       4,288,862,241          19.92%

North             29,959          11.82%       1,679,373,769           7.80%

North West        34,447          13.59%       2,331,745,887          10.83%

Scotland          27,273          10.76%       1,707,363,332           7.93%

South East        37,549          14.81%       4,372,830,930          20.31%

South West        16,317           6.44%       1,548,038,128           7.19%

Wales             10,479           4.13%         704,045,157           3.27%

West Midlands     16,607           6.55%       1,324,121,626           6.15%

Yorkshire         26,913          10.61%       1,761,189,414           8.18%

Total            253,558           100%       21,530,432,938            100%
-------------------------------------------------------------------------------


LTV Levels Breakdown

-------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

0% < 25%                          9,859          387,547,793           1.80%

> = 25% <50%                     33,501        2,456,622,398          11.41%

> = 50% <60%                     21,067        1,901,137,228           8.83%

> = 60% <65%                     11,160        1,042,072,954           4.84%

> = 65% <70%                     13,388        1,276,754,673           5.93%

> = 70% <75%                     18,424        1,709,516,375           7.94%

> = 75% <80%                     19,317        2,092,758,082           9.72%

> = 80% <85%                     30,948        3,130,524,949          14.54%

> = 85% <90%                     33,003        2,807,568,455          13.04%

> = 90% <95%                     49,465        3,724,764,898          17.30%

> = 95% <100%                    13,188          986,093,829           4.58%

> = 100%                           238            15,071,303           0.07%

Total                           253,558       21,530,432,938         100.0%
-------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

Endowment                         26,274       1,985,105,917           9.22%

Interest Only                     34,894       4,803,439,588          22.31%

Pension Policy                     609            62,438,256           0.29%

Personal Equity Plan               1,164          88,274,775           0.41%

Repayment                        190,617      14,591,174,402          67.77%

Total                             253,558     21,530,432,938         100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

Full Time                         221,681     17,762,607,174         82.50%

Part Time                          3,275       193,773,896            0.90%

Retired                             496        15,071,303             0.07%

Self Employed                      25,339     3,425,491,880          15.91%

Other                              2,767       133,488,684            0.62%

Total                             253,558     21,530,432,938        100.00%
-------------------------------------------------------------------------------


--------------------------------------------------------------
NR Current Existing Borrowers' SVR                6.84%

Effective Date of Change                    1 September 2004
--------------------------------------------------------------

Notes    Granite Mortgages 04-2 plc

-------------------------------------------------------------------------------
                Outstanding         Rating          Reference Rate       Margin
                                Moodys/S&P/Fitch

Series 1

A1               $675,585,869      Aaa/AAA/AAA          1.95%            0.04%

A2             $1,322,800,000      Aaa/AAA/AAA          1.98%            0.07%

B                $40,300,000        Aa3/AA/AA           2.08%            0.17%

M                $33,200,000         A2/A/A             2.19%            0.28%

C                $73,500,000      Baa2/BBB/BBB          2.61%            0.70%

Series 2

A1           (euro)1,340,000,000   Aaa/AAA/AAA          2.26%            0.14%

A2             (GBP)244,000,000    Aaa/AAA/AAA          5.09%            0.14%

B              (euro)92,000,000      Aa3/AA/AA          2.39%            0.27%

M              (euro)53,500,000       A2/A/A            2.52%            0.40%

C              (euro)89,000,000    Baa2/BBB/BBB         2.92%            0.80%

Series 3

A              (GBP)752,100,000     Aaa/AAA/AAA         5.11%            0.16%

B               (GBP)38,900,000      Aa3/AA/AA          5.27%            0.32%

M               (GBP)26,500,000       A2/A/A            5.42%            0.47%

C               (GBP)48,500,000    Baa2/BBB/BBB         5.80%            0.85%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes (GBP) Equivalent)           (GBP)206,069,892         6.06%

Class C Notes (GBP) Equivalent)                 (GBP)150,734,519         4.44%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                            % of Funding Share

Class B and M Notes (GBP) Equivalent)           (GBP)206,069,892         1.00%

Class C Notes (GBP) Equivalent)                 (GBP)150,734,519         0.73%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve Fund Requirement  (GBP)44,900,000         0.22%

Balance Brought Forward                          (GBP)33,700,000         0.16%

Drawings this Period                                (GBP)0               0.00%

Excess Spread this Period                         (GBP)5,548,331         0.03%

Funding Reserve Fund Top-up this Period*         (GBP)4,731,654          0.02%

Current Balance                                  (GBP)43,979,984         0.21%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Funding Reserve Balance                          (GBP)21,876,149         0.11%

Funding Reserve%                                      1.0%                 NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415% and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.